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                          Haifa, Israel, June 25, 2003

                         CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement of Elron Electronic Industries Ltd. on Form S-8 (File No. 333-10570) of our report dated March 6, 2003, on our audit of the consolidated financial statements of Netvision Ltd. and subsidiary as of December 31, 2002, and for the year then ended, which are included in the Elron Electronic Industries Ltd. Annual Report on Form 20-F for the year ended December 31, 2002.


                                               /s/ Luboshitz Kasierer

                                               Luboshitz Kasierer
                              An affiliate member of Ernst & Young International